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Mr. Jeff J.F. Feng                             Dan Matsui/Eugene Heller
Assistant to Chairman                          Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.            1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                     Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                        Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn               Fax: (310) 208-0931
        ------------------------               E-mail: dmatsui@sha-ir.com
Tel:  (011) 86-752-2808-188
Fax: (011) 86-752-2803-101

                   QIAO XING UNIVERSAL TELEPHONE, INC. NAMED
                     "CORE HIGH- AND NEW-TECH ENTERPRISE",
                      TO RECEIVE MULTI-YEAR TAX BENEFITS

HUIZHOU, CHINA  (April 4, 2000) -- Qiao Xing Universal Telephone Inc. (NASDAQ
NMS: XING) today announced the Chinese government, through its Chinese Science Department, has named Qiao Xing a "Core High- and New-Tech Enterprise" and a member of the Torch Project, a national science and technology development program, sponsored by the Chinese government to encourage companies in China to engage in scientific and technological research and development.

As a result of its title and Project membership, the Company will receive a 100% exemption from People's Republic of China enterprise income taxes for the next three years and a 50% exemption in years four through six.

Commenting on his company's recognition, Mr. Riu Lin Wu, chairman of Qiao Xing, said: "As one of the 133 companies in China to be recognized, we are pleased to receive this title and beneficial tax status. We certainly appreciate our government's support and are grateful for their recognition of our talented team and many years of hard work. This also helps increase our visibility and status in the industry."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This news release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.
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